SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 2003
                           ---------------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

               Commission File Number ____________________

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               The Provident Bank Employee Savings Incentive Plan

         B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       Provident Financial Services, Inc.
                                830 Bergen Avenue
                       Jersey City, New Jersey 07306-4599

            Consent of Independent Registered Public Accounting Firm


The Board of Directors
Provident Financial Services, Inc.:


We consent to the incorporation by reference in Registration Statement No. 333-103041 on Form S-8 of Provident Financial Services, Inc. of our report dated June 18, 2004, relating to the financial statements of The Provident Bank Employee Savings Incentive Plan as of December 30, 2003 and 2002, and for the years then ended, and supplemental schedules of assets held for investment purposes at end of year as of December 30, 2003 and reportable transactions for the year ended December 30, 2003, which report appears in the Annual Report on Form 11-K of The Provident Bank Employee Savings Incentive Plan.

                                            /s/ KPMG LLP

                                            KPMG LLP



Short Hills, New Jersey
June 28, 2004

                               THE PROVIDENT BANK
                         EMPLOYEE SAVINGS INCENTIVE PLAN

                        Financial Statements and Schedule

                           December 30, 2003 and 2002

        (With Report of Independent Registered Public Accountant Thereon)

                               THE PROVIDENT BANK
                         EMPLOYEE SAVINGS INCENTIVE PLAN

                        FINANCIAL STATEMENTS AND SCHEDULE



                                      Index



                                                                            Page

Report of Independent Registered Public Accounting Firm                       1

Statements of Net Assets Available for Benefits - December 30, 2003
     and 2002                                                                 2

Statements of Changes in Net Assets Available for Benefits - Years ended
     December 30, 2003 and 2002                                               3

Notes to Financial Statements                                                 4

Schedules

1  Schedule H, Item 4(i) - Schedule of Assets Held for Investment
   Purposes at End of Year - December 30, 2003                                8

2. Schedule H, Item 4(j) - Schedule of Reportable Transactions                9

             Report of Independent Registered Public Accounting Firm



Benefits Committee
The Provident Bank:


We have audited the accompanying statements of net assets available for benefits of The Provident Bank Employee Savings Incentive Plan as of December 30, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Provident Bank Employee Savings Incentive Plan as of December 30, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year as of December 30, 2003, and reportable transactions for the year ended December 30, 2003, are presented for the purpose of additional analysis and are not a required part of the basic 2003 financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.




KPMG

Short Hills, New Jersey
June 18, 2004

                               THE PROVIDENT BANK
                         EMPLOYEE SAVINGS INCENTIVE PLAN

                       Statements of Net Assets Available
                                  for Benefits

                           December 30, 2003 and 2002






                                                         2003            2002
                                                       ----------- ------------

Assets:
    Investments, at fair value                      $   20,902,945   14,017,983
    Participant loans receivable                           216,957           --
    Contributions receivable                                97,534       86,394
    Fee sharing receivable                                  47,260       47,260
    Accrued interest receivable                                 --        2,570
                                                       ----------- ------------

Liabililties:
    Participant loans payable                                4,500           --
    Other payables                                          29,299           --
                                                       ----------- ------------

             Net assets available for benefits      $   21,230,898   14,154,206
                                                       =========== ============


See accompanying notes to financial statements.

                               The Provident Bank
                         Employee Saving Incentive Plan

                       Statement of Changes in Net Assets
                             Available for Benefits

                    Year ended December 30, 2003 and for 2002




                                                              2003          2002
                                                          -----------   -----------

Additions:
    Interest income                                       $    14,907        14,817
    Dividend income                                            60,656          --
    Fee sharing income                                           --          47,260
    Realized and unrealized (depreciation)
       appreciation of investments                          6,017,984    (2,613,486)
    Employee contributions                                  1,642,385     1,084,968
    Employer contributions                                  1,024,598     1,203,029
                                                          -----------   -----------

                               Total additions              8,760,530      (263,412)
                                                          -----------   -----------

Deductions:
    Distributions                                           1,559,776     1,128,484
    Administrative expenses                                   124,062       202,629
                                                          -----------   -----------

                               Total deductions             1,683,839     1,331,113
                                                          -----------   -----------


                               Increase (decreae)
                                  in net assets            7,076,692    (1,594,525)


Net assets available for benefits
    at beginning of year                                   14,154,206    15,748,731
                                                          -----------   -----------


Net assets available for
       benefits at end of year                            $21,230,898    14,154,206
                                                          ===========   ===========

See accompanying notes to financial statements

                               The Provident Bank
                         Employee Saving Incentive Plan

                        Notes to the Financial Statements

                    Year ended December 30, 2003 and for 2002


(1)    Summary of Significant Accounting Policies

       (a)    Basis of Presentation

              The accompanying financial statements have been prepared on an accrual basis of accounting. The Provident Bank Employee Savings Incentive Plan (the Plan) is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (b)    Funds and Accounts Managed by UBS Fiduciary Trust Company

              Under the terms of a trust agreement between the UBS Fiduciary Trust Company (the custodian) and The Provident Bank (the Bank), the custodian manages nine funds on behalf of the Plan. The custodian holds the Plan's investment assets and executes transactions therein. The investments in the funds have been reported to the Bank by the custodian as having been determined through the use of current values for all assets.

        (c)   Use of Estimates

              The plan administrator has made estimates and assumptions relating to the preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

       (d)    Concentration of Risk

              The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in investment funds are subject to risk conditions of the individual fund objectives, stock market fluctuations, interest rates, economic conditions and world affairs.

(2)    Plan Description

       The Plan is a voluntary, participant-directed defined contribution plan sponsored by the Bank and covers all employees who have completed one year of continuous service, as defined, with the Bank and who have worked at least 1,000 hours during such year. The following description of the Plan provides only general information. Eligible employees who participate should refer to the plan agreement for a more complete description of the Plan's provisions.

       (a)    Employee Contributions

              Until March 31, 2003, participants could elect to make voluntary contributions of 1% to 5% of their compensation, as defined. Beginning April 1, 2003, the Plan was amended to allow participants to elect to make tax-deferred contributions, but not more than $12,000, which is the maximum amount allowed by the Internal Revenue Service.

       (b)    Employer Contributions

              Until March 31, 2003, contributions were made by the Bank in an amount equal to 100% of the employee's contributions. Effective April 1, 2003, contributions are made by the Bank in an amount equal to 75% of the first 6% of a participant's eligible contribution. The Board of Directors sets the rate annually, and has the power, in its sole discretion, to set the amount for any calendar quarter, and it may suspend or alter Bank contributions for any quarter thereafter.

                               The Provident Bank
                         Employee Saving Incentive Plan

                        Notes to the Financial Statements

                    Year ended December 30, 2003 and for 2002


       (c)    Vesting

              Participants are always fully vested in their contributions and income or losses thereon. Employer contributions and income or losses thereon are vested as follows: 33% vested at the end of the first year of service, 67% vested at the end of the second year of service, and 100% vested at the end of the third year of service. Additionally, a participant shall become 100% vested if he terminates employment on or after he attains age 65, or as a result of his death or disability.

       (d)    Forfeitures

              Forfeitures of non-vested contributions are used to reduce subsequent employer contributions. Forfeitures for the year ended December 30, 2003 and 2002 amounted to $14,008 and $54,746 respectively.

       (e)    Participant Loans

              Upon written application by a participant, the Administrator may direct that a loan be made from his account. The maximum permissible loan available shall not exceed the lesser of (i) $50,000 with certain restrictions or (ii) 50% of his account. Any loan made must generally be repaid within a period not to exceed the earlier of termination of employment or five years. Loans bear a reasonable rate of interest and, once fixed, remain in effect for the duration of the loan.

              Pricipal and interest are paid ratably through bi-weekly payroll deductions.

       (f)    Withdrawals/Benefit Payments

              During employment, participants may make withdrawals in cash of vested amounts made prior to April 1, 2003, upon 30 days written notice prior to any valuation date. Withdrawal of amounts that vest on or after April 1, 2003 are subject to a withdrawal penalty unless it is determined to be as a result of a financial hardship. Upon retirement or termination of employment, participants may, under certain conditions, elect to receive vested amounts in (i) a cash lump sum, or (ii) equal monthly, quarterly, semi-annual or annual installments over a period not to exceed the life expectancy of the participant or the combined life expectancy of the participant and his designated beneficiary.

       (g)    Participants' Accounts

              Separate accounts for each participant are maintained and credited with the participant's contributions, the Bank's contributions made on behalf of that participant and the participant's proportionate share, as defined, of plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from his account.

       (h)    Investment Valuation

              Investments are valued at fair market value. Investment transactions are recorded on a trade date basis

(3)     Plan Expenses

       Certain costs of administrative services rendered on behalf of the Plan are borne by the Bank.

                               The Provident Bank
                         Employee Saving Incentive Plan

                        Notes to the Financial Statements

                    Year ended December 30, 2003 and for 2002


(4)    Plan Termination

       The Plan has no termination date, and it is the Bank's intention to continue the Plan indefinitely. However, the Bank may discontinue contributions or terminate the Plan by action of its Board of Directors. Upon termination of the Plan, the amounts credited to participant accounts would become fully vested.

(5)    Federal Income Taxes

       The Internal Revenue Service issued its latest determination letter on January 6, 2004 which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and therefore are exempt from federal income taxes. In the opinion of the plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

(6)    Investments

       At December 30, 2003 and 2002, individual investments in excess of 5% of net assets available for plan benefits are as follows:

                                                           2003         2002
                                                       ----------   ----------

UBS Fiduciary  Trust Company:
                     Provident Financial Services,
                        Inc., investment in common
                        stock                          $8,475,089           --
                     Capital growth portfolio           2,427,841    1,784,533
                     Guaranteed investment
                        contracts portfolio             2,257,296    2,019,496
                     Conservative equity portfolio      2,046,583    1,367,380
                     Balanced value portfolio           1,747,143    1,446,833
                     Overseas equity portfolio          1,223,935           --
                     General Account                           --    5,031,364



       The increase (decrease) in realized and unrealized appreciation of investments for the years ended December 30, 2003 and 2002 is as follows:

                                    2003           2002
                                -----------    -----------
Provident Financial Services,
   Inc., investment in common
   stock                        $ 4,190,968             --
Capital growth portfolio            346,628       (903,538)
Guaranteed investment
   contracts portfolio               82,195        120,796
Conservative equity portfolio       486,483       (849,410)
Balanced value portfolio            256,107       (319,723)
Overseas equity portfolio           421,524       (279,408)
Mid-cap growth portfolio            169,673       (460,471)
Strategic bond portfolio             64,406         78,268
                                -----------    -----------
                                $ 6,017,984     (2,613,486)

                                                                      Schedule 1

                               THE PROVIDENT BANK
                         EMPLOYEE SAVINGS INCENTIVE PLAN

               Schedule H, Item 4(i) - Schedule of Assets Held for
                       Investment Purposes at End of Year

                                December 30, 2003





                                                             Market
                                               Cost           value
                                          -------------------------------

UBS Fiduciary Trust Company
    General account                  $          42,538          42,538
    Money market portfolio                   1,050,540       1,050,540
    Guaranteed investment
       contracts portfolio                   1,872,530       2,257,296
    Balanced value portfolio                 1,350,498       1,747,143
    Conservative equity portfolio            1,581,559       2,046,583
    Capital growth portfolio                 2,160,117       2,427,841
    Mid-cap growth portfolio                   888,219         831,258
    Overseas equity portfolio                  934,199       1,223,935
    Strategic bond portfolio                   671,929         771,425
    Provident Financial Services,
       Inc., investment in common
       stock                                 4,796,161       8,475,089
                                          ===============================

--------------
See accompanying report of registered independent public accountant.

                                                                      Schedule 2

                               THE PROVIDENT BANK
                         EMPLOYEE SAVINGS INCENTIVE PLAN

           Schedule H, Item 4(j) - Schedule of Reportable Transactions

                          Year ended December 30, 2003



                                               Number
                                                 of                                                          Net
              Description of                   trans-        Purchase         Selling                       gain
               investments                     actions         price           price          Cost         (loss)
-------------------------------------------  ------------  --------------  -------------- ----------------------------

UBS Global Asset Management-
   Money market portfolio                        9           $ 444,505         306,938        306,938          --
   Guaranteed investment
      contracts portfolio                        3           $ 121,716         319,099        259,636        59,463
   Mid-cap growth portfolio                      2           $  71,201            --             --            --
   Overseas equity portfolio                     1           $  35,573            --             --            --

   Provident Financial Services, Inc.,
   investment in common stock*                  92           $ 995,153       1,453,390        925,343       528,048

*     A party-in-interest as defined by ERISA

--------------
See accompanying report of registered independent public accountant.

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      THE PROVIDENT BANK
                                      EMPLOYEE SAVINGS INCENTIVE PLAN



                                      By:  UBS FIDUCIARY TRUST COMPANY, TRUSTEE
                                               AS DIRECTED TRUSTEE


Date: June 14, 2004                   By:      /s/ Steve Awerman
                                      Name:    Steve Awerman
                                      Title:   Vice President